                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             -----------------------

                                SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. __)(1/)

                            AFSALA BANCORP, INC.
 ----------------------------------------------------------------------
                                (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.10 PER SHARE
 ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                00106110
 ----------------------------------------------------------------------
                             (CUSIP Number)

                                 Robert Kelly, Esquire
                  Vice President, General Counsel and Secretary
                             Ambanc Holding Co., Inc.
                               11 Division Street
                            Amsterdam, New York 12010
                                  (518)842-7200
 ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             James Fleischer, P.C.
                       Silver, Freedman & Taff, L.L.P.
                         1100 New York Avenue, N.W.
                        Washington, D.C.  20005-3934
                                 (202) 414-6100

                                April 23, 1998
 -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
------------------------------------------------------------------------
(1/) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


 CUSIP NO. 00106110
          ---------
 ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                           AMBANC HOLDING CO., INC.
                           IRS Identification No. 14-1783770
 -------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) / /
 -------------------------------------------------------------------
    3     SEC USE ONLY


---------------------------------------------------------------------
    4     SOURCE OF FUNDS*

             WC, OO (See Item 3)
 --------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO SITES 2(d) OR 2(e)                                   / /

 --------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
 -------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                  344,500*

----------------------------------------------------
                            8     SHARED VOTING POWER

   NUMBER OF SHARES               0
     BENEFICIALLY
-------------------------------------------------------------------
    OWNED BY EACH           9     SOLE DISPOSITIVE POWER
   REPORTING PERSON
         WITH                     344,500*
--------------------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              344,500*
---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

[______________]

-----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9% (See Item 5)
----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                 CO
-----------------------------------------------------------------------
*Beneficial ownership of 344,500 shares of common stock reported hereunder is being reported solely as a result of the Stock Option Agreement described in Item 4 hereof. The option granted pursuant to such Stock Option Agreement has not yet become exercisable. Ambanc Holding Co., Inc. expressly disclaims beneficial ownership of such shares.

                                   SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Statement")relates to the common stock, $.10 par value per share ("AFSALA Common"), of AFSALA Bancorp, Inc., a corporation incorporated under the laws of the State of Delaware("AFSALA"). The principal executive offices of AFSALA are located at 161 Church Street, Amsterdam, New York, 12010.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), (f): This Statement is being filed by Ambanc Holding Co., Inc., a Delaware corporation ("Ambanc"). Ambanc's principal business and principal executive offices are located at 11 Division Street, Amsterdam, New York, 12010.

         The names of the directors and executive officers of Ambanc and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

         Other than the directors and executive officers, there are no persons or corporations controlling or ultimately in control of Ambanc.

         (d), (e): During the last five years, neither Ambanc nor, to its knowledge, any of the persons listed in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, AFSALA has granted to Ambanc an option pursuant to which Ambanc has the right, upon the occurrence of certain events (none of which has yet occurred) to purchase up to 344,500 shares (subject to adjustment in certain circumstances) of AFSALA Common at a per share price equal to $20.75. If such option were exercisable and Ambanc were to exercise such option in full on the date hereof, the funds required to purchase the shares of AFSALA Common issuable upon such exercise would be $7,148,375. It is currently anticipated that such funds would be provided from Ambanc's working capital or by borrowings from other sources yet to be determined.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (j): MERGER AGREEMENT.

         Ambanc and AFSALA have entered into a Reorganization and Merger Agreement dated April 23, 1998 (the "Merger Agreement") pursuant to which AFSALA will, subject to the conditions and upon the terms stated therein, merge with and into Ambanc through a tax-free, stock-for-stock exchange(the "Merger"). Ambanc will be the surviving corporation in the Merger. The Merger Agreement provides that the certificate of incorporation and bylaws of Ambanc in effect as of the effective time of the Merger (the "Effective Time") will be the certificate of incorporation and bylaws of the surviving corporation.

         Under the terms of the Merger Agreement, upon consummation of the Merger all shares of AFSALA common issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger shall be converted into the right to receive 1.07 shares of Ambanc common stock. Based on the closing price of Ambanc's common stock on April 23, 1998, the value of the transaction on such date was approximately $30 million.

     The Merger, which would be accounted for as a purchase, is expected to close by the end of the fourth quarter of 1998. The Merger Agreement has been approved by the boards of directors of both companies. Consummation of the Merger is subject to certain customary conditions, including, among others, the adoption of the Merger Agreement by the AFSALA and Ambanc shareholders and receipt of regulatory approvals.

     John M. Lisicki, Chairman, President and Chief Executive Officer of AFSALA will become the President and Chief Executive Officer of the combined bank immediately following consummation of the Merger, and President and Chief Executive Officer of Ambanc no later than January 1, 1999, following the retirement of Robert J. Brittain, the current President and Chief Executive Officer of Ambanc. In addition, four of AFSALA's current directors will become directors of Ambanc and the resulting bank.

OPTION AGREEMENT

         GENERAL. AFSALA and Ambanc entered into a Stock Purchase Option dated April 23, 1998 (the "Option Agreement") pursuant to which Ambanc was granted an irrevocable option (the "Option") to purchase up to 344,500 shares of AFSALA Common, at a price equal to $20.75 per share (the "Option Price"). The number of shares and the purchase price are subject to adjustment as described in the Option.

         One effect of the Option is to increase the likelihood that the Merger will be consummated in part by making it both more difficult and more expensive for another party to attempt to obtain control of or acquire AFSALA.

         TRIGGERING EVENTS; EXERCISE OF OPTION. Subject to applicable law and regulatory restrictions, Ambanc may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

              (i) AFSALA or its Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange
Commission (the "SEC")) (the "AFSALA Subsidiary"), without having received Ambanc's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the 1934 Act, and the rules and regulations thereunder) other than Ambanc or any of Ambanc's Subsidiaries (each, an "Ambanc Subsidiary") or the Board of Directors of AFSALA (the "AFSALA Board") shall have recommended that the shareholders of AFSALA approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement,(a) "Acquisition Transaction" shall mean(x)a merger or consolidation, or any similar transaction, involving AFSALA or any AFSALA Subsidiary (other than mergers, consolidations or similar transactions involving solely AFSALA and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) AFSALA Subsidiaries, provided, that any such transaction is not entered into in violation of the terms of the Merger Agreement),(y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits f AFSALA or a AFSALA
Subsidiary, or (z) a purchase or other acquisition(including by way of merger, consolidation, share exchange or otherwise)of securities representing 10% or more of the voting power of AFSALA or any AFSALA Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

              (ii) Any person other than Ambanc or any Ambanc Subsidiary shall have acquired beneficial ownership of 10% or more of the outstanding shares of AFSALA Common (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

              (iii) The shareholders of AFSALA shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Ambanc or any Ambanc Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

              (iv) The AFSALA Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Ambanc its recommendation that the shareholders of AFSALA approve the transactions contemplated by the Merger Agreement, or AFSALA or any AFSALA Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Ambanc or an Ambanc Subsidiary;

              (v) Any person other than Ambanc or any Ambanc Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

              (vi) AFSALA shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Ambanc would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

              (vii) Any person other than Ambanc or any Ambanc Subsidiary shall have filed an application or notice with the Office of Thrift Supervision (the "OTS") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

              (i) The acquisition by any person (other than Ambanc or any Ambanc Subsidiary) of beneficial ownership of 25% or more of the then outstanding AFSALA Common; or

              (ii) The occurrence of the Initial Triggering Event described in i) above, except that the percentage referred to in clause
(z) in the definition of Initial Triggering Event shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Ambanc pursuant to Section 5.4(c) due to a breach of certain of AFSALA's covenants in Merger Agreement or the condition at Section 5.2(e) of the Merger Agreement (but only if the breach giving rise to the termination was willful) (each, a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Ambanc shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that AFSALA shall be entitled to terminate the Merger Agreement as a result of a material breach.

         AFSALA shall notify Ambanc promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by AFSALA shall not be a condition to the right of the Holder to exercise the Option.

         As provided in the Option Agreement, in the event that Ambanc is entitled to and wishes to exercise the Option or any portion thereof, it shall send to AFSALA a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of AFSALA Common it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the OTS or any other regulatory or antitrust agency is required in connection with such purchase, the Holder is obligated to promptly file the required notice or application for approval, promptly notify AFSALA of such filing, and expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

         In the event of any change in, or distributions in respect of, the AFSALA Common by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of AFSALA Common purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of AFSALA Common are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of AFSALA Common that remain subject to the Option shall be increased so that, after such issuance and together with shares of AFSALA Common previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the AFSALA Common), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Whenever the number of shares of AFSALA Common purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of AFSALA Common purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of AFSALA Common purchasable after the adjustment.

         At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), AFSALA (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), AFSALA (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

         A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

              (i) the acquisition by any person (other than Ambanc or any Ambanc Subsidiary) of beneficial ownership of 50% or more of the then outstanding AFSALA Common; or

              (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

         In the event that prior to an Exercise Termination Event, AFSALA enters into an agreement (i) to consolidate with or merge into any person, other than Ambanc or an Ambanc Subsidiary, or engage in a plan of exchange with any person, other than Ambanc or an Ambanc Subsidiary, and AFSALA is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Ambanc or an Ambanc Subsidiary, to merge into AFSALA or be acquired by AFSALA in a plan of exchange and AFSALA is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of AFSALA Common are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of AFSALA Common after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or AFSALA Subsidiary's assets or deposits to any person, other than Ambanc or an Ambanc Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

         Ambanc may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Ambanc) to AFSALA in exchange for a cash fee equal to the Surrender Price; provided, however, that Ambanc may not exercise such rights if AFSALA has repurchased the Option (or any portion thereof) or any Option Shares pursuant to the Option Agreement as described above. The "Surrender Price" shall be equal to $1.4 million (i) plus, if applicable, Ambanc's purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of
(B) the net cash amounts, if any, received by Ambanc pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over
(B) Ambanc's purchase price of such Option Shares.

         Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b): Ambanc may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Ambanc may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not currently exercisable, Ambanc expressly disclaims beneficial ownership of any of such shares of AFSALA Common. If the Option were currently exercisable and exercised in full, the shares of AFSALA Common issuable upon exercise of the Option would represent approximately 19.9% of the total number of outstanding shares of AFSALA Common(based upon the 1,378,440 shares of AFSALA Common currently issued and outstanding).

         Ambanc has no right to vote or dispose of the shares of AFSALA Common issuable upon exercise of the Option unless and until such time as the Option is exercised. If Ambanc were to exercise the Option, it would have sole power to vote and to dispose of the shares of AFSALA Common issued as a result of such exercise. As of May 4, 1998, to its knowledge, Ambanc and its subsidiaries, hold no shares of AFSALA Common.

         Except as set forth above, neither Ambanc nor, to its knowledge, any of the persons listed on Schedule I hereto beneficially owns any shares of AFSALA Common, except for a de minimis amount of AFSALA Common owned by certain directors and executive officers in the aggregate.

         (c): Except for the issuance of the Option, neither Ambanc nor, to its knowledge, any of the persons listed on Schedule I hereto has effected any transaction in shares of AFSALA Common for such person's own account during the past 60 days. In the ordinary course of their trust and investment management business, subsidiaries of Ambanc may have effected transactions in shares of AFSALA Common during the past 60 days on behalf of trust accounts ("Trust Accounts").

         (d): No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of AFSALA Common issuable upon exercise of the Option. To its knowledge, any beneficiaries of Trust Accounts would likely have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of AFSALA Common held in any such Trust Accounts.

         (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as set forth in response to Items 3, 4 and 5 hereof, neither Ambanc nor, to its knowledge, any of the persons listed on
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of AFSALA, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         1. Reorganization and Merger Agreement dated April 23, 1998 by and among Ambanc Holding Co., Inc. and AFSALA Bancorp, Inc.

         2. Stock Purchase Option dated April 23, 1998 between Ambanc Holding Co., Inc. and AFSALA Bancorp, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                           Ambanc Holding Co., Inc.


Dated: May 4, 1998                       By: /s/ Robert Kelly
                                               ------------------------
                                               Robert Kelly
                                               Vice President, General
                                               Counsel and Secretary

                                   SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF AMBANC HOLDING CO., INC.

     The names, business addresses and present principal occupations of the directors and executive officers of Ambanc Holding Co., Inc. ("Ambanc") are set forth below. If no business address is given, the director's or executive officer's business address is 11 division Street, Amsterdam, New York 12010. The business address of each Ambanc director is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

I. DIRECTORS

NAME                                 PRESENT PRINCIPAL OCCUPATION AND
ADDRESS

Paul W. Baker                        Chairman of the Board

Robert J. Brittain                   President and Chief Executive Officer

Lauren T. Barnett                    Barnett Agency, Inc.
                               46 East Main Street
                               Amsterdam, New York 12010

John J. Daly                         Alpin Haus
                               4850 State Highway 30 North
                               Amsterdam, New York 12010

Robert J. Dunning D.D.S.             Dentist
                               191 Guy Park Avenue
                               Amsterdam, New York 12010

Lionel H. Fallows                    Retired, Lieutenant Colonel

Marvin R. LeRoy, Jr.                 Alzheimers Association,
                                     Northeastern NY Chapter
                               85 Wateryliet Avenue
                               Albany, New York 12206

Charles S. Pedersen                  Independent Manufacturers'
                                     Representative
                               16 Lindsay Street
                               Amsterdam, New York 12010

Carl A. Schmidt, Jr.                 Retired - Sofco, Inc.

William A. Wilde, Jr.                Retired - Amsterdam Printing and
                                     Litho Corp.






II. EXECUTIVE OFFICERS

NAME                                 PRESENT PRINCIPAL OCCUPATION AND
ADDRESS

Robert J. Brittain                   President and Chief Executive
                                     Officer

Harold A. Baylor, Jr.                Vice President, Treasurer and Chief
                                     Financial Officer

Robert Kelly                         Vice President, General Counsel and
                                     Secretary

                             AMBANC HOLDING CO., INC.
                        SCHEDULE 13D: AFSALA Bancorp, Inc.


                                INDEX OF EXHIBITS


      EXHIBIT


        2 Reorganization and Merger Agreement dated April 23, 1998 by and among Ambanc Holding Co., Inc. and AFSALA
                 Bancorp, Inc.

        99      Stock Option Agreement dated as of April 23, 1998